

May 26, 2015

Via E-mail
Guido Dierick
Executive Vice President, General Counsel and Secretary
NXP Semiconductors N.V.
High Tech Campus 60
Eindhoven 5656 AG
The Netherlands

> **Re: NXP Semiconductors N.V.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 8, 2015**
> **File No. 333-203192**
> **Form 20-F for fiscal year ended December 31, 2014**
> **File No. 001-34841**

Dear Mr. Dierick:

We have reviewed your May 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2015 letter.

Item 7.B, Related Party Transactions, page 58

1.   We note your response to our prior comment 4. We note you state that "for the year ended December 31, 2014" the transactions are not material to the company or the related parties and that "our disclosure has been structured relative to this fact." Please clarify whether you mean that you do not have any transactions requiring disclosure for the periods required by Item 7.B.

Guido Dierick
NXP Semiconductors N.V.
May 26, 2015
Page 2

        You may contact Kevin Kuhar at 202-551-3662 or Gary Todd, Senior Accountant, at
202-551-3604 if you have questions regarding comments on the financial statements and related
matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3800 with any other
questions.

                                        Sincerely,

                                         /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc: (via E-mail) Elizabeth Cooper